UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No __)

                                  Tissera, Inc.
                                  -------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                   88825M 10 9
                                   -----------
                                 (CUSIP Number)

                                December 28, 2006
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No. 88825M 10 9
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(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only).

     Platinum Partners Value Arbitrage Fund LP
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(2)  Check the Appropriate Box if a Member of a Group (See Instructions).
     (a) [ ]
     (b) [ ]
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(3)  SEC Use Only.
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(4)  Citizenship or Place of Organization.

     Cayman Islands
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                    (5) Sole Voting Power: 4,250,000
                    ------------------------------------------------------------
Number of Shares    (6) Shared Voting Power: 0
Beneficially Owned  ------------------------------------------------------------
by Each Reporting   (7) Sole Dispositive Power: 4,250,000
Person With         ------------------------------------------------------------
                    (8) Shared Dispositive Power: 0
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(9)  Aggregate Amount Beneficially Owned by Each Reporting Person.

     o     4,250,000 shares of common stock;
     o     2,125,000 shares of common stock underlying 2,125,000 Series E
           Common Stock Purchase Warrants ("Series E Warrants"); and
     o     2,125,000 shares of common stock underlying 2,125,000 Series F
           Common Stock Purchase Warrants ("Series F Warrants")
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(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. [ ]
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(11) Percent of Class Represented by Amount in Row 9.

     9.59% -- The Series E Warrants and the Series F Warrants provide a limitation on the exercise of such warrants, such that the number of shares of common stock that may be acquired by the holder upon exercise of the warrants shall be limited to the extent necessary to ensure that following such exercise the total number of shares of common stock then beneficially owned by the holder does not exceed 4.99% of the total number of issued and outstanding shares of common stock (including for such purpose the shares of common stock issuable upon such exercise).
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(12) Type of Reporting Person (See Instructions).

     PN

Item 1.

(a) Name of Issuer.

Tissera, Inc.

(b) Address of Issuer's Principal Executive Offices.

Maskit 8, 4th Floor
Herzlia
46733 ISRAEL

Item 2.

(a) Name of Person Filing.

Platinum Partners Value Arbitrage Fund LP

(b) Address or Principal Business Office or, if none, Residence.

152 West 57th Street, 54th Floor
New York, NY 10019

(c) Citizenship or Place of Organization.

Cayman Islands

(d) Title of Class of Securities.

Common Stock, par value $0.0001 per share

(e) CUSIP No.

88825M 10 9

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
         (c), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under section 15 of the Act.
        (b) [ ] Bank as defined in Section 3(a)(6) of the Act.
        (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act.
        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.
        (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
        (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
        (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

        (a) Amount Beneficially Owned: o 4,250,000 shares of common stock;

        o 2,125,000 shares of common stock underlying 2,125,000 Series E Common Stock Purchase Warrants ("Series E Warrants"); and

        o 2,125,000 shares of common stock underlying 2,125,000 Series F Common Stock Purchase Warrants ("Series F Warrants")

        The Series E Warrants and the Series F Warrants provide a limitation on the exercise of such warrants, such that the number of shares of common stock that may be acquired by the holder upon exercise of the warrants shall be limited to the extent necessary to ensure that following such exercise the total number of shares of common stock then beneficially owned by the holder does not exceed 4.99% of the total number of issued and outstanding shares of common stock (including for such purpose the shares of common stock issuable upon such exercise).

        (b)   Percent of class: 9.59%

        (c)   Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote:
                    4,250,000

              (ii)  Shared power to vote or to direct the vote:
                    0

              (iii) Sole power to dispose or to direct the disposition of:
                    4,250,000

              (iv)  Shared power to dispose or to direct the disposition of:
                    0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required. N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary. N/A

Item 8.  Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group. N/A

Item 9.  Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2007

PLATINUM PARTNERS VALUE ARBITRAGE FUND LP by its General Partner
Platinum Management, Inc.

By: /s/ MARK NORDLICHT
    ------------------
Name:   Mark Nordlicht
Title:  Director